Exhibit 99.15.2

TABLE OF CONTENTS

Page
PART I. FINANCIAL INFORMATION
Item 1. Financial Statements
Financial Statements of SatCon Technology Corporation
Consolidated Balance Sheets as of June 29, 2002 (Unaudited) and as of September 30, 2001 (Audited)	3
Consolidated Statements of Operations (Unaudited)	4
Consolidated Statement of Changes in Stockholders' Equity (Unaudited)	5
Consolidated Statements of Cash Flows (Unaudited)	6
Notes to Interim Consolidated Financial Statements (Unaudited)	7

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

SATCON TECHNOLOGY CORPORATION

CONSOLIDATED BALANCE SHEETS

	June 29, 2002	September 30, 2001
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$4,247,532	$11,051,465
Marketable securities	-	9,872,317
Accounts receivable, net of allowance of $737,640 at June 29, 2002 and $775,706 at September 30, 2001	7,294,045	8,636,740
Unbilled contract costs and fees	1,023,513	578,098
Inventory	11,538,444	11,413,616
Prepaid expenses and other current assets	942,058	913,860

Total current assets	25,045,592	42,466,096
Investment in Beacon Power Corporation	1,035,300	7,152,984
Warrants to purchase common stock	22,358	576,915
Property and equipment, net	9,435,311	7,778,904
Goodwill, net	6,234,653	6,234,653
Intangibles, net	3,892,293	4,347,601
Other long-term assets	172,306	219,306

Total assets	$45,837,813	$68,776,459

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt	$311,178	$331,824
Accounts payable	5,206,419	7,419,898
Accrued payroll and payroll related expenses	1,904,883	1,437,665
Other accrued expenses	2,984,967	2,271,502
Deferred revenue	1,037,987	1,381,040

Total current liabilities	11,445,434	12,841,929
Long-term debt, net of current portion	790,748	1,039,487
Other long-term liabilities	141,201	149,274
Contingent obligation to common stock warrant holders	-	234,699
Stockholders' equity:
Preferred stock; $0.01 par value, 1,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock; $0.01 par value, 50,000,000 shares authorized; 16,600,089 and 16,539,597 shares issued and outstanding at June 29, 2002 and September 30, 2001, respectively	166,001	165,396
Additional paid-in capital	115,002,883	114,593,612
Accumulated deficit	(79,848,753)	(64,459,763)
Accumulated other comprehensive income (loss)	(1,859,701)	4,211,825

Total stockholders' equity	33,460,430	54,511,070

Total liabilities and stockholders' equity	$45,837,813	$68,776,459

The accompanying notes are an integral part of these consolidated financial statements.

SATCON TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended		Nine Months Ended
	June 29, 2002	June 30, 2001	June 29, 2002	June 30, 2001
Revenue:
Product revenue	$8,758,121	$7,562,978	$22,347,890	$23,490,125
Funded research and development and other revenue	2,996,198	3,076,851	8,046,656	8,179,847

Total revenue	11,754,319	10,639,829	30,394,546	31,669,972

Operating costs and expenses:
Cost of product revenue	7,849,003	6,225,769	21,606,070	19,084,186
Research and development and other revenue expenses:
Funded research and development and other revenue expenses	1,910,781	2,076,568	5,236,104	5,798,089
Unfunded research and development expenses	1,108,486	1,478,212	4,752,742	4,311,088

Total research and development and other revenue expenses	3,019,267	3,554,780	9,988,846	10,109,177
Selling, general and administrative expenses	3,911,287	3,560,648	11,789,757	9,407,917
Write-off of public offering costs	-	95,021	-	1,420,627
Amortization of intangibles (including goodwill for 2001)	149,079	322,735	446,303	968,205
Restructuring costs	1,500,000	-	1,500,000	-

Total operating costs and expenses	16,428,636	13,758,953	45,330,976	40,990,112

Operating loss	(4,674,317)	(3,119,124)	(14,936,430)	(9,320,140)
Net realized gain on sale of marketable securities	-	-	16,956	-
Net unrealized gain/loss on warrants to purchase common stock	(168,700)	767,644	(512,306)	(224,777)
Other expense	(132,027)	-	(132,027)	-
Interest income	9,927	150,245	273,807	415,554
Interest expense	(30,862)	(33,943)	(98,990)	(72,485)

Net loss before loss from Beacon Power Corporation and cumulative effect of change in accounting principle	(4,995,979)	(2,235,178)	(15,388,990)	(9,201,848)
Loss from Beacon Power Corporation	-	(1,303,306)	-	(3,697,512)

Net loss before cumulative effect of change in accounting principle	(4,995,979)	(3,538,484)	(15,388,990)	(12,899,360)
Cumulative effect of change in accounting principle	-	854,113	-	(167,612)

Net loss	(4,995,979)	(2,684,371)	(15,388,990)	(13,066,972)
Cumulative effect of change in accounting principle	-	(1,940,798)	-	(1,940,798)

Net loss attributable to common stockholders	$(4,995,979)	$(4,625,169)	$(15,388,990)	$(15,007,770)

Net loss before cumulative effect of change in accounting principle per weighted average share, basic and diluted	$(0.30)	$(0.24)	$(0.93)	$(0.92)
Cumulative effect of change in accounting principle per weighted average share, basic and diluted	-	(0.08)	-	(0.15)

Net loss per weighted average share, basic and diluted	$(0.30)	$(0.32)	$(0.93)	$(1.07)

Weighted average number of common shares, basic and diluted	16,569,843	14,492,407	16,549,679	14,063,268

The accompanying notes are an integral part of these consolidated financial statements.

SATCON TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the nine months ended June 29, 2002

(Unaudited)

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Comprehensive Loss
Balance, September 30, 2001	16,539,597	$165,396	$114,593,612	$(64,459,763)	$4,211,825	$54,511,070
Net loss	-	-	-	(15,388,990)	-	(15,388,990)	$(15,388,990)
Change in unrealized gain (loss) on marketable securities	-	-	-	-	(26,367)	(26,367)	(26,367)
Change in unrealized gain (loss) on Beacon Power Corporation common stock	-	-	-	-	(6,117,684)	(6,117,684)	(6,117,684)
Reclassification of common stock warrants from liability to equity	-	-	192,448	-	-	192,448
Stock-based compensation related to options to purchase common stock to consultants	-	-	20,831	-	-	20,831
Issuance of common stock to 401(k) Plan	60,492	605	195,992	-	-	196,597
Foreign currency translation adjustment	-	-	-	-	72,525	72,525	72,525

Comprehensive loss							$(21,460,516)

Balance, June 29, 2002	16,600,089	$166,001	$115,002,883	$(79,848,753)	$(1,859,701)	$33,460,430

The accompanying notes are an integral part of these consolidated financial statements.

SATCON TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended
	June 29, 2002	June 30, 2001
Cash flows from operating activities:
Net loss	$(15,388,990)	$(13,066,972)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,616,180	1,794,157
Allowance for doubtful accounts	125,007	153,391
Allowance for excess and obsolete inventory	1,008,000	1,000,399
Loss from Beacon Power Corporation	-	3,697,512
Net realized gain on sale of marketable securities	(16,956)	-
Net unrealized loss on warrants to purchase common stock	554,557	1,246,502
Change in contingent obligation to common stock warrant holders	(42,251)	(854,113)
Amortization of prepaid consulting expense	-	112,500
Common stock issued in connection with settlement agreement	-	162,500
Write-off of public offering costs	-	1,420,627
Stock-based compensation expense	217,428	-
Changes in operating assets and liabilities:
Accounts receivable	1,217,688	(321,565)
Unbilled contract costs and fees	(445,415)	494,971
Prepaid expenses and other current assets	(28,198)	(290,246)
Inventory	(1,132,828)	(3,048,640)
Other long-term assets	47,000	68,270
Accounts payable	(2,213,479)	1,631,295
Accrued expenses and payroll	1,180,683	268,942
Other liabilities	(351,126)	(264,615)

Total adjustments	1,736,290	7,271,887

Net cash used in operating activities	(13,652,700)	(5,795,085)

Cash flows from investing activities:
Patent and intangible expenditures	-	(19,200)
Purchases of property and equipment	(2,817,279)	(1,343,147)
Purchases of marketable securities	-	(9,845,950)
Proceeds from the sale of marketable securities	9,889,273	-
Acquisitions, net of cash acquired	-	(169,364)

Net cash provided by (used in) investing activities	7,071,994	(11,377,661)

Cash flows from financing activities:
Proceeds from long-term debt	-	1,505,182
Repayment of long-term debt	(269,385)	(342,138)
Net proceeds from issuance of common stock	-	17,090,573
Proceeds from exercise of stock options	-	677,077
Proceeds from exercise of stock warrants	-	6,329,520
Deferred equity financing costs	-	(741,647)

Net cash (used in) provided by financing activities	(269,385)	24,518,567

Effect of foreign currency exchange rates on cash and cash equivalents	46,158	(3,189)

Net increase in cash and cash equivalents	(6,803,933)	7,342,632
Cash and cash equivalents at beginning of period	11,051,465	8,814,324

Cash and cash equivalents at end of period	$4,247,532	$16,156,956

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Non-Cash Investing and Financing Activities:
Accretion of redeemable preferred stock discount	$-	$1,940,798
Contingent obligation to Class D preferred stockholders of Beacon Power Corporation	$-	$(5,793,879)
Valuation adjustment for warrants to purchase common stock	$(554,557)	$224,777
Net gain on investment in Beacon Power Corporation	$-	$10,779,224
Contingent obligation to common stock warrant holders	$(42,251)	$651,308
Retirement of treasury shares	$-	$(249,704)
Change in unrealized gain(loss) on marketable securities	$(26,367)	$-
Change in unrealized gain(loss) on Beacon Power Corporation common stock	$(6,117,684)	$-

The accompanying notes are an integral part of these consolidated financial statements.

SATCON TECHNOLOGY CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note A. Basis of Presentation

The accompanying unaudited consolidated financial statements include the accounts of SatCon Technology Corporation and its majority-owned subsidiaries (collectively, the "Company") as of June 29, 2002 and have been prepared by the Company in accordance with generally accepted accounting principles for interim financial reporting and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. All intercompany accounts and transactions have been eliminated. These consolidated financial statements, which in the opinion of management reflect all adjustments (including normal recurring adjustments) necessary for a fair presentation, should be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-K, as amended, for the year ended September 30, 2001. Operating results for the three and nine months ended June 29, 2002 are not necessarily indicative of the results that may be expected for any future interim period or for the entire fiscal year.

Change in Reporting Period

In fiscal year 2002, the Company has changed the reporting periods for operational purposes for the first three quarters of its fiscal year to the 13-week periods ending on the last Saturday of the last month of each quarter. As a result, the Company's third quarter of fiscal year 2002 ended on June 29, 2002. The Company believes that due to this fact there is no material difference between the 2002 and 2001 reporting period for the three and nine month periods and that the results of both periods are comparable.

Note B. Liquidity and Capital Resources

Since inception, the Company has financed its operations and met its capital expenditure requirements primarily through the sale of private equity securities, public security offerings, borrowings on a line of credit and capital equipment leases.

As of June 29, 2002, the Company's cash, cash equivalents and marketable securities were $4.2 million, a decrease of $16.7 million from September 30, 2001. Cash used in operating activities for the nine months ended June 29, 2002 was $13.7 million as compared to $5.8 million for the nine months ended June 30, 2001. Cash used in operating activities during the nine months ended June 29, 2002 was primarily attributable to the Company's net loss offset by non-cash items such as depreciation and amortization, increases in allowances for doubtful accounts and excess and obsolete inventory, unrealized loss from warrants to purchase common stock, change in contingent obligation to common stock warrant holders and non-cash compensation expense.

Cash used in investing activities during the nine months ended June 29, 2002 was $2.8 million, excluding the sale of marketable securities of $9.9 million, as compared to $1.5 million, excluding the purchase of marketable securities of $9.8 million, for the nine months ended June 30, 2001. Net cash used in investing activities during the nine months ended June 29, 2002 included capital expenditures of $2.8 million primarily at the Company's Power Systems Division to expand its capacity to manufacture its power conversion products. The Company estimates that its capital expenditures for the balance of fiscal year 2002 will approximate depreciation. The Company expects these additions will be financed principally from lease financing and, to a lesser extent, cash on hand.

Cash used by financing activities for the nine months ended June 29, 2002 was $269,000 as compared to $24.5 million provided by financing activities for the nine months ended June 30, 2001.

Net cash used by financing activities during the nine months ended June 29, 2002 includes $269,000 of repayment of long-term debt.

The Company leases equipment and office space under non-cancelable capital and operating leases. Future minimum rental payments, as of June 29, 2002, under the capital and operating leases with non-cancelable terms are as follows:

Year Ended September 30,	Capital Leases	Operating Leases
2002	$91,683	$612,754
2003	366,733	2,147,815
2004	279,550	739,570
2005	236,456	501,108
2006	316,762	262,367
Thereafter	-	1,168,000

Total (Operating lease commitments not reduced by minimum sublease rentals of $209,366)	$1,291,184	$5,431,614

The Company anticipates that, barring unforeseen circumstances, the existing cash and cash equivalents available at June 29, 2002 will be sufficient to fund operations through September 30, 2002. However, in the event that the Company is unable to realize cost-saving measures that are underway, its expenses are higher than anticipated or its revenues or collections are lower or slower than anticipated, the Company may need additional cash prior to September 30, 2002. The Company may also need additional future funds in order to fund unanticipated operating losses, to grow, to develop new or enhance existing products and services, to respond to competitive pressures or to acquire complementary businesses, products or technologies. Sources of additional funding could include obtaining a credit facility or the issuance of debt or equity securities. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of the Company's stockholders will be reduced and the Company's stockholders may experience additional dilution. The terms of additional funding may also limit the Company's operating and financial flexibility. There can be no assurance that additional financing of any kind will be available to the Company on terms acceptable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company would be required to scale back its operations. Failure to obtain future funding when needed or on acceptable terms would materially, adversely affect the Company's financial position and results of operations.

In late July 2002 the Company received a letter of commitment from the Silicon Valley Bank for a $5 million revolving line of credit. This commitment provided that the line of credit will be secured by most of the assets of the Company and is formula based with a 75% draw against eligible receivables as defined in the agreement, and requires the Company to raise $4 million of subordinated debt or equity by December 1, 2002. On August 2, 2002 the Company accepted the terms of the commitment and is working with the bank on the documentation and the other conditions to close the loan before the expiration of the commitment. However, there can be no assurance that the Company will close the loan or, if the loan closes, that the Company will be able to raise the $4 million of equity or subordinated debt as specified by December 1, 2002 to continue the loan. Further, if the Company's cash at June 29, 2002 is insufficient to fund operations through September 30, 2002, and the Company does not close the proposed loan with the Silicon Valley Bank or, if the loan is closed the Company is unable to raise the $4 million of equity or subordinated debt by December 1, 2002, the Company will need to consider other options. Some of the options include selling assets or businesses, restructuring the Company so that it is able to operate using only its cash flow or securing some other form of financing. There can be no assurance, however, that the Company would be successful in executing any of these options. If the Company is not successful, it will likely have a material adverse effect on the Company's financial position and results of operation.

Note C. Significant Accounting Policies

Accounting for Derivative Instruments

On October 1, 2000, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes a new model for accounting for derivatives and hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure these instruments at fair value. Upon adoption of SFAS No. 133, the Company recorded an unrealized loss on its investments in derivatives, consisting of warrants to purchase Mechanical Technology Incorporated common stock, in its results of operations as a cumulative effect of a change in accounting principle of $1,021,725.

In September 2000, the Emerging Issues Task Force issued EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, which requires freestanding contracts that are settled in a company's own stock, including common stock warrants, to be designated as an equity instrument, asset or a liability. Under the provisions of EITF 00-19, a contract designated as an asset or a liability must be carried at fair value, with any changes in fair value recorded in the results of operations. A contract designated as an equity instrument must be included within equity, and no fair value adjustments are required. In accordance with EITF 00-19, the Company had determined that the outstanding warrants to purchase 100,000 shares of the Company's Common Stock issued to Mechanical Technology Incorporated be designated as a liability, as a result of the warrant holders having rights that rank higher than those of common stockholders. Effective December 28, 2001, the Company amended these warrants, removing the provisions providing the warrant holders with rights that rank higher than those of common stockholders. As a result of the amendment, these warrants meet the criteria of equity instruments in accordance with EITF 00-19 and, therefore, the Company reclassified the value of these warrants to equity from liabilities.

Accounting for Goodwill and Other Intangible Assets

Effective October 1, 2001, the Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. This statement affects the Company's treatment of goodwill and other intangible assets. The statements require that goodwill existing at the date of adoption be reviewed for possible impairment and that impairment tests be periodically repeated, with impaired assets written down to fair value. Additionally, existing goodwill and intangible assets must be assessed and classified within the statement's criteria. Intangible assets with finite useful lives will continue to be amortized over those periods. Amortization of goodwill and intangible assets with indeterminable lives will cease.

The Company completed the first step of the transitional goodwill impairment test during the three months ended March 30, 2002 based on the amount of goodwill as of the beginning of fiscal year 2002, as required by SFAS No. 142. The Company utilized a third party independent valuation to determine the fair value of each of the reporting units based on a discounted cash flow income approach. Based on the results of the first step of the transitional goodwill impairment test, the Company has determined that the fair value of each of the reporting units exceeded their carrying amounts and, therefore, no goodwill impairment existed as of October 1, 2001. As a result, the second step of the transitional goodwill impairment test is not required to be completed. The Company will be required to continue to perform a goodwill impairment test on an annual basis.

The Company did not record expense related to the amortization of goodwill during the three and nine months ended June 29, 2002. The Company recorded expense related to the amortization of goodwill of $159,716 and $479,148 during the three and nine months ended June 30, 2001, respectively. The Company has determined that all of its intangible assets have finite lives and, therefore, the Company has continued to amortize its intangible assets. The Company recorded expense related to the amortization of its intangible assets of $149,079 and $163,019 during the three months ended June 29, 2002 and June 30, 2001, respectively, and $446,303 and $489,057 during the nine months ended June 29, 2002 and June 30, 2001, respectively.

Goodwill by reporting segment consists of the following:

Reporting Unit	Balance as of June 29, 2002
Applied Technology	$123,714
Power Systems	5,530,291
Electronics	580,648

$6,234,653

Intangible assets consist of the following:

			As of June 29, 2002
Reporting Unit	Description	Estimated Useful Life	Gross Carrying Value	Accumulated Amortization
Applied Technology	Patents	15-20	$755,748	$(91,954)
Applied Technology	Completed Technology	10	3,142,882	(825,006)
Applied Technology	Favorable Lease	5	36,999	(19,425)
Applied Technology	Transition Service Agreement	3	101,542	(88,850)
Power Systems	Customer List	5	125,000	(87,500)
Power Systems	Drawings and Documentation	5	194,250	(152,950)
Power Systems	Completed Technology	5	260,000	(57,402)
Electronics	Customer List	10	250,000	(130,208)
Electronics	Drawings and Documentation	10	300,000	(156,250)
Electronics	Design and Manufacturing Cert.	10	700,000	(364,583)

			$5,866,421	$(1,974,128)

The estimated amortization expense for each of the five succeeding fiscal years:

Year Ended September 30,
2002	$666,385
2003	$689,506
2004	$634,938
2005	$622,213
2006	$610,746

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long Lived Assets,which supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB No. 30. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company is currently reviewing this statement to determine its effect on the Company's financial statements.

In November 2001, the Emerging Issues Task Force (EITF) issued Topic No. D-103 (Topic D-103) relating to the accounting for reimbursements received for out-of-pocket expenses. In accordance with Topic D-103, reimbursements received for out-of-pocket expenses incurred should be characterized as revenue in the statement of operations. The Company's arrangements have historically included reimbursement for expenses as part of the overall fee charged. As a result, the Company has historically accounted for these reimbursements as revenue and recorded the associated costs as either cost of product revenue or funded research and development and other revenue expenses. As a result, the Company's adoption of Topic D-103 had no impact on the Company's financial position, results of operations and cash flows.

Revenue Recognition

The Company recognizes revenue from product sales in accordance with SEC Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition. Product revenue is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, delivery of the product to the customer has occurred and the Company has determined that collection of the fee is probable. Title to the product generally passes upon shipment of the product as the products are shipped FOB shipping point, except for certain foreign shipments. If the product requires installation to be performed by the Company, all revenue related to the product is deferred and recognized upon the completion of the installation. The Company provides for a warranty reserve at the time the product revenue is recognized.

The Company performs funded research and development and product development for commercial companies and government agencies under cost reimbursement and fixed-price contracts. Cost reimbursement contracts provide for the reimbursement of allowable costs and, in some situations, the payment of a fee. These contracts may contain incentive clauses providing for increases or decreases in the fee depending on how costs compare with a budget. On fixed-price contracts, revenue is generally recognized on the percentage of completion method based upon the proportion of costs incurred to the total estimated costs for the contract. Revenue from reimbursement contracts is recognized as services are performed. In each type of contract, the Company receives periodic progress payments or payment upon reaching interim milestones and retains the rights to the intellectual property developed in government contracts. All payments to the Company for work performed on contracts with agencies of the U.S. government are subject to audit and adjustment by the Defense Contract Audit Agency. Adjustments are recognized in the period made. When the current estimates of total contract revenue and contract costs for commercial product development contracts indicate a loss, a provision for the entire loss on the contract is recorded. Any losses incurred in performing funded research and development projects are recognized as funded research and development expenses as incurred. As of June 29, 2002 and September 30, 2001, the Company has accrued $75,000 for anticipated contract losses on commercial contracts. For the three months ended June 29, 2002 and June 30, 2001, revenue from commercial contracts, which represents other revenue, is included in funded research and development and other revenue and amounted to $86,898 and $116,722, respectively, and $175,394 and $401,944 during the nine months ended June 29, 2002 and June 30, 2001, respectively.

Cost of product revenue includes cost of product revenue including material, labor and overhead. Costs incurred in connection with funded research and development and other revenue arrangements are included in funded research and development and other revenue expenses. For the three months ended June 29, 2002 and June 30, 2001, costs and expenses from commercial contracts, which represents other revenue expenses, are included in funded research and development and other revenue expenses and amounted to $58,376 and $31,892, respectively, and $151,387 and $245,403 for the nine months ended June 29, 2002 and June 30, 2001, respectively.

Deferred revenue consists of payments received from customers in advance of services performed, product shipped or installation completed.

Unbilled contract costs and fees represent revenue recognized in excess of amounts billed due to contractual provisions or deferred costs that have not yet been recognized as revenue or billed to the customer. These amounts included retained fee and unliquidated costs totaling $51,129 and $173,685 at June 29, 2002 and September 30, 2001, respectively.

Note D. Significant Events

Investment in Beacon Power Corporation

During substantially all of the fiscal year ended September 30, 2001, the Company accounted for its investment in Beacon Power Corporation under the equity method of accounting and recorded $5,065,034 of losses from Beacon Power. On September 28, 2001, the Company distributed 5,000,000 shares of Beacon Power common stock to its stockholders. Upon the distribution of the 5,000,000 shares, the Company recorded the distribution of the 5,000,000 shares as a reduction of additional paid-in capital based on the book value per share prior to the distribution, or $0.59 per share. After the distribution, the Company owned 4,705,910 shares, or approximately 11.0%, of Beacon Power's outstanding voting stock. Additionally, the Company has determined that it does not have the ability to exercise significant influence over the operating and financial policies of Beacon Power and, therefore, has accounted for its investment in Beacon Power since September 28, 2001 using the fair value method as set forth in SFAS No. 115, Accounting for Certain Debt and Equity Securities. The Company is no longer required to record its share of any losses from Beacon Power and the investment is carried at fair value and designated as available for sale and any unrealized holding gains or losses are to be included in stockholders' equity as a component of accumulated other comprehensive income/(loss). As of June 29, 2002, the Beacon Power common stock had a fair value of $1,035,300 and the Company recorded an unrealized loss of $6,117,684 in stockholders' equity as a component of accumulated other comprehensive income/(loss) during the nine months ended June 29, 2002.

As of June 29, 2002, the fair market value of Beacon Power's common stock was $0.22 per share. The Company's cost basis in its investment in Beacon Power's common stock is $0.59 per share. As of June 29, 2002, the Company believes the decline in market value currently represents a temporary decline and no loss has currently been recognized in the statements of operations.

Additionally, the Company has a warrant to purchase 173,704 shares of Beacon Power's common stock that has an exercise price of $1.25 per share and expires in 2005. The Company accounts for this warrant in accordance with SFAS No. 133 and, therefore, records the warrant at its fair value and records any change in value in its statement of operations. As of June 29, 2002, the warrant to purchase Beacon Power common stock had a fair value of $20,654 and is included in warrants to purchase common stock on the accompanying balance sheet.

Restructuring Costs

During April 2002, the Company commenced a restructuring plan designed to streamline its production base, improve efficiency and enhance its competitiveness and recorded a restructuring charge of $1.5 million. The restructuring charge includes approximately $600,000 for severance costs associated with the reduction of approximately 53 employees, or 15% of the work force. The reductions occurred in the following business segments: Applied Technology - 5; Corporate - 1; Electronics - 13; and Power Systems - 34 and the following functions: manufacturing - 40; research and development - 3; and selling, general and administrative - 10. As of June 29, 2002, 47 employees have been terminated and the remaining are expected to be terminated by the end of this fiscal year. In addition, as of June 29, 2002, $323,000 of the severance has been paid and the remaining will be paid by the end of this fiscal year. The balance of the restructuring charge relates to the closing of the Anaheim, CA facility. These costs include approximately $325,000 of cash charges primarily related to rent, real estate taxes and operating costs to be paid through the remainder of the lease and an estimated $350,000 of other cash charges for restoration and clean-up. In addition, approximately $225,000 of the restructuring charge relates to non-cash charges on assets to be disposed of. The Company anticipates the Anaheim, CA facility to be closed during the first quarter of fiscal year 2003.

Note E. Loss per Share

The following is the reconciliation of the numerators and denominators of the basic and diluted per share computations of net loss before cumulative effect of change in accounting principle, the cumulative effect of change in accounting principle and net loss:

	Three Months Ended		Nine Months Ended
	June 29, 2002	June 30, 2001	June 29, 2002	June 30, 2001
Net loss before cumulative effect of change in accounting principle	$(4,995,979)	$(3,538,484)	$(15,388,990)	$(12,899,360)
Cumulative effect of change in accounting principle	-	(1,086,685)	-	(2,108,410)

Net loss	$(4,995,979)	$(4,625,169)	$(15,388,990)	$(15,007,770)

Basic and diluted:
Common shares outstanding, beginning of period	16,539,597	13,889,836	16,539,597	13,796,685
Weighted average common shares issued during the period	30,246	602,571	10,082	266,583

Weighted average shares outstanding-basic and diluted	16,569,843	14,492,407	16,549,679	14,063,268

Net loss before cumulative effect of change in accounting principle per weighted average share, basic and diluted	$(0.30)	$(0.24)	$(0.93)	$(0.92)
Cumulative effect of change in accounting principle per weighted average share, basic and diluted	-	(0.08)	-	(0.15)

Net loss per weighted average share, basic and diluted	$(0.30)	$(0.32)	$(0.93)	$(1.07)

As of June 29, 2002 and June 30, 2001, 4,094,973 and 3,337,121 common stock equivalents, respectively, were excluded from the diluted weighted average common shares outstanding as their effect on net loss per share would be antidilutive.

In December 2001, the Company granted options to purchase 15,000 shares of the Company's Common Stock to a public relations agency at an exercise price of $6.00 per share. This option vests equally in twelve monthly installments beginning in December 2001. As of June 29, 2002, options to purchase 8,750 shares of the Company's Common Stock have vested. The Company has recorded the fair value of the vested options, as determined by the Black-Scholes option-pricing model, of $20,831 to selling, general and administrative expenses during the nine months ended June 29, 2002. The Company will continue to record the fair value of these options as a charge to operations over the vesting term.

Note F. Inventory

Inventory consists of the following:

	June 29, 2002	September 30, 2001
Raw material	$7,290,099	$6,146,102
Work-in-process	2,779,992	3,297,713
Finished goods	1,468,353	1,969,801

	$11,538,444	$11,413,616

Note G. Segment Disclosures

The Company's organizational structure is based on strategic business units that perform services and offer various products to the principal markets in which the Company's products are sold. These business units equate to three reportable segments: Applied Technology, Power Systems and Electronics.

The Company's Technology Center and its Electronic Power Products operation in Maryland perform research and development services in collaboration with third parties. The MagMotor Division, Ling Electronics and Advanced Fuel Cell Power products operations specialize in the engineering and manufacturing of power systems. Film Microelectronics, Inc. designs and manufactures electronic products. The Company's principal operations and markets are located in the United States.

The accounting policies of each of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on revenue and profit and loss from operations before income taxes, interest income, interest expense, other income and loss, loss from Beacon Power Corporation, realized gain on sale of marketable securities, unrealized loss on warrants to purchase common stock and cumulative effect of change in accounting principle, excluding the effects of the write-off of the public offering costs, restructuring costs and the amortization of goodwill and intangible assets associated with acquisitions. Common costs not directly attributable to a particular segment are included in the Applied Technology segment. These costs include corporate costs such as executive and officer compensation, facility costs, legal, audit and tax and other professional fees and totaled $941,770 and $1,064,350 for the three months ended June 29, 2002 and June 30, 2001, respectively, and $3,111,913 and $2,869,482 for the nine months ended June 29, 2002 and June 30, 2001, respectively.

The following is a summary of the Company's operations by operating segment:

	Three Months Ended		Nine Months Ended
	June 29, 2002	June 30, 2001	June 29, 2002	June 30, 2001
Applied Technology:
Funded research and development and other revenue	$2,996,198	$3,076,851	$8,046,656	$8,179,847

Loss from operations, net of amortization of goodwill and intangibles	$(526,681)	$(707,421)	$(2,619,518)	$(2,306,561)

Power Systems:
Product revenue	$6,170,803	$4,437,416	$14,824,776	$14,620,353

Loss from operations, net of amortization of goodwill and intangibles	$(2,376,487)	$(2,150,574)	$(9,232,436)	$(4,045,600)

Electronics:
Product revenue	$2,587,318	$3,125,562	$7,523,114	$8,869,772

Income (loss) from operations, net of amortization of goodwill and intangibles	$(122,070)	$156,627	$(1,138,173)	$(579,147)

Consolidated:
Product revenue	$8,758,121	$7,562,978	$22,347,890	$23,490,125
Funded research and development and other revenue	2,996,198	3,076,851	8,046,656	8,179,847

Total revenue	$11,754,319	$10,639,829	$30,394,546	$31,669,972

Loss from operations, net of amortization of goodwill and intangibles	$(3,025,238)	$(2,701,368)	$(12,990,127)	$(6,931,308)
Write-off of public offering costs	-	(95,021)	-	(1,420,627)
Amortization of goodwill and intangibles	(149,079)	(322,735)	(446,303)	(968,205)
Restructuring costs	(1,500,000)	-	(1,500,000)	-

Operating loss	(4,674,317)	(3,119,124)	(14,936,430)	(9,320,140)
Net realized gain on sale of marketable securities	-	-	16,956	-
Net unrealized loss on warrants to purchase common stock	(168,700)	767,644	(512,306)	(224,777)
Other expense	(132,027)	-	(132,027)	-
Interest income	9,927	150,245	273,807	415,554
Interest expense	(30,862)	(33,943)	(98,990)	(72,485)

Net loss before loss from Beacon Power Corporation and cumulative effect of change in accounting principle	$(4,995,979)	$(2,235,178)	$(15,388,990)	$(9,201,848)

Common assets not directly attributable to a particular segment are included in the Applied Technology segment. These assets include cash and cash equivalents, marketable securities, prepaid and other corporate assets. The following is a summary of the Company's total assets by operating segment:

	June 29, 2002	September 30, 2001
Applied Technology:
Segment assets	$11,894,287	$29,223,705
Power Systems:
Segment assets	24,220,530	21,835,106
Electronics:
Segment assets	8,665,338	9,987,749

Consolidated:
Segment assets	44,780,155	61,046,560
Investment in Beacon Power Corporation	1,035,300	7,152,984
Warrants to purchase common stock	22,358	576,915

Total assets	$45,837,813	$68,776,459

The Company operates and markets its services and products on a worldwide basis with its principal markets as follows:

	Three Months Ended		Nine Months Ended
	June 29, 2002	June 30, 2001	June 29, 2002	June 30, 2001
Revenue by geographic region:
United States	$9,486,962	$9,147,911	$25,409,372	$27,555,264
Rest of world	2,267,357	1,491,918	4,985,174	4,114,708

Total revenue	$11,754,319	$10,639,829	$30,394,546	$31,669,972

Note H. Legal Matters

From time to time, the Company is a party to routine litigation and proceedings in the ordinary course of business. The Company is not aware of any current or pending litigation to which the Company is or may be a party that the Company believes could materially adversely affect its results of operations or financial condition.

Unaudited Pro Forma Combined Consolidated Financial Statements

On July 13, 2001, the Company acquired substantially all of the assets and assumed certain liabilities of Inverpower Controls Ltd., a corporation based in Burlington, Ontario, Canada ("Inverpower"). Inverpower is a manufacturer of power electronics modules and advanced high-speed digital controls for use in industrial power-supply, power conversion and power quality systems. The acquired assets, including plant, equipment and other physical property, were used by Inverpower in connection with its power electronics and controls business.

In consideration for the acquisition of Inverpower, SatCon paid $100,000 in cash and issued 400,000 shares of its common stock, $0.01 par value per share (the "Common Stock").

The aggregate purchase price of $4,351,160 consists of $100,000 of cash, Common Stock valued at $3,917,600 and transaction costs of $333,560 and has been allocated as follows:

Current assets	$2,425,865
Fixed assets and other long term assets	440,773
Developed technology	260,000
Goodwill	2,695,992
Liabilities assumed	(1,471,470)

Total	$4,351,160

The unaudited pro forma information combines the historical statement of operations of SatCon for the nine months ended June 30, 2001 and the historical statement of operations of Inverpower for the nine months ended January 28, 2001. All financial information for Inverpower is presented in U.S. dollars and is presented in accordance with accounting principles generally accepted in the United States.

The following unaudited pro forma combined consolidated statement of operations for the nine months ended June 30, 2001 assumes the acquisition was consummated on October 1, 2000.

	Nine Months Ended June 30, 2001
	SatCon Historical	Inverpower Historical	Pro Forma Adjustments	Pro Forma Combined
Revenue:
Product revenue	$23,490,125	$3,153,000		$26,643,125
Funded research and development and other revenue	8,179,847	-		8,179,847

Total revenue	31,669,972	3,153,000	-	34,822,972

Operating costs and expenses:
Cost of product revenue	19,084,186	3,001,000	-	22,085,186
Research and development and other revenue expenses:
Funded research and development revenue	5,798,089	-	-	5,798,089
Unfunded research and development expenses	4,311,088	1,144,000	-	5,455,088

Total research and development and other revenue expenses	10,109,177	1,144,000	-	11,253,177
Selling, general and administrative expenses	9,407,917	1,407,000	-	10,814,917
Write-off of public offering costs	1,420,627	-	-	1,420,627
Amortization of goodwill and intangibles	968,205	27,000	$12,000 (1)	1,007,205

Total operating expenses	40,990,112	5,579,000	12,000	46,581,112

Operating loss	(9,320,140)	(2,426,000)	(12,000)	(11,758,140)
Other income/(loss), net	(224,777)	24,000	-	(200,777)
Interest income	415,554	18,000	-	433,554
Interest expense	(72,485)	(720,000)	-	(792,485)

Net loss before loss from Beacon Power Corporation and cumulative effect of change in accounting principle	(9,201,848)	(3,104,000)	(12,000)	(12,317,848)
Loss from Beacon Power Corporation	(3,697,512)	-	-	(3,697,512)

Net loss before cumulative effect of change in accounting principle	(12,899,360)	(3,104,000)	(12,000)	(16,015,360)
Cumulative effect of change in accounting principle	(167,612)	-	-	(167,612)

Net loss	(13,066,972)	(3,104,000)	(12,000)	(16,182,972)
Cumulative effect of change in accounting principle	(1,940,798)	-	-	(1,940,798)

Net loss attributable to common stockholders	$(15,007,770)	$(3,104,000)	$(12,000)	$(18,123,770)

Net loss before cumulative effect of changes in accounting principles per weighted average share, basic and diluted	$(0.92)			$(1.11)
Cumulative effect of changes in accounting principles per weighted average share, basic and diluted	(0.15)			(0.14)

Net loss per weighted average share, basic and diluted	$(1.07)			$(1.25)

Weighted average number of common shares, basic and diluted	14,063,268		400,000 (2)	14,463,268

The following is a summary of adjustments reflected in the unaudited pro forma combined consolidated statements of operations for the nine months ended June 30, 2001:

(1)

Represents amortization of developed technology associated with the acquisition of Inverpower, which is being amortized on a straight-line basis over a 5-year period, or $39,000 for the nine months ended June 30, 2001, net of the elimination of amortization expense related to certain assets not assumed in the acquisition. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill is not being amortized. (2)
Pro forma loss per share has been computed using the weighted average shares of Common Stock outstanding adjusted for the issuance of 400,000 shares in connection with the acquisition.